Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-173147

PROSPECTUS

MEMC Electronic Materials, Inc.

2,108,102 shares of Common Stock

This Prospectus will be used from time to time by the selling stockholders to resell certain shares of our common stock.  The selling stockholders may also be offered additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “WFR.”  On March 25, 2011 the last sale price of our common stock as reported on the New York Stock Exchange was $12.91 per share.

The selling stockholders may sell the shares of common stock described in the Prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” beginning on page 10 of this Prospectus for more information about how the selling stockholders may sell their shares of common stock.

Investing in our securities involves risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is March 29, 2011

TABLE OF CONTENTS

Page

ABOUT THIS PROSPECTUS	ii

SUMMARY	1

RISK FACTORS	2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3

SELLING STOCKHOLDERS	4

PLAN OF DISTRIBUTION	10

WHERE YOU CAN FIND MORE INFORMATION	12

LEGAL MATTERS	12

EXPERTS	13

No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations.  The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted by applicable law.  The information contained in this prospectus is current only as of its date.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. Under this automatic shelf registration process, the selling stockholders listed herein may, from time to time, sell shares of our common stock as described in this prospectus. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained and incorporated by reference in this prospectus or in any prospectus supplement.  We have not authorized anyone to provide you with information that is different.  The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted by applicable law.  Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, that the information contained herein is correct as of any time subsequent to the date hereof or that any information incorporated or deemed to be incorporated by reference herein is correct as of any time subsequent to the date hereof.

MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the United States and other jurisdictions.

Unless the context requires otherwise, in this prospectus the words “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries.

ii

SUMMARY

Overview

We are a global leader in the development, manufacture, and sale of silicon wafers, and with the acquisition of SunEdison in 2009, a major developer and seller of photovoltaic energy solutions. We are organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. Semiconductor Materials provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices. Solar Materials sells silicon wafers, primarily 156 millimeter, for solar applications.  Depending on market conditions, we may also sell intermediate silicon products such as polysilicon and silane to solar cell manufacturers, flat panel display producers, or other markets.  Our Solar Energy segment (SunEdison) designs, develops, installs, finances and monitors solar energy systems and facilitates the sale of solar generated electricity. Through SunEdison, we are one of the world’s leading developers of solar energy projects and, we believe, one of the most geographically diverse. Our technology leadership in silicon and downstream solar are enabling us to expand our customer base and lower costs throughout the silicon supply chain.

We were formed in 1984 as a Delaware corporation and completed our initial public stock offering in 1995. Our corporate structure includes, in addition to our wholly owned subsidiaries, an 80%-owned consolidated joint venture in South Korea (MEMC Korea Company or MKC). We also have eight 50% owned consolidated joint ventures related to the construction and operation of solar energy systems.

The selling stockholders acquired the shares of our common stock which are the subject of this prospectus in connection with the SunEdison acquisition earnout as provided for in the agreement and plan of merger.  SunEdison achieved certain performance objectives for the period January 1, 2010 to December 31, 2010, entitling the selling stockholders to receive the related earnout consideration consisting of these shares of our common stock.  See “Selling Stockholders” below.

Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number is (636) 474-5000.  Our website address is www.memc.com.  We do not incorporate the information contained on our website into this Prospectus, and you should not consider it part of this Prospectus.

The Offering

Securities Offered	Common stock, $0.01 par value per share

Number of shares of common stock being offered	Up to 2,108,102 shares

Common stock issued and outstanding after the offering	230,298,838 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering.

New York Stock Exchange Symbol	WFR

RISK FACTORS

This prospectus contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those incorporated herein by reference from our 2010 Annual Report.  These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially for those in the forward-looking statements.  These risks include those described in the “Risk Factor” item of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and in our Current Report on Form 8-K filed March 29, 2011, all of which are incorporated by reference in this prospectus.

An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the risk factors incorporated by reference in this prospectus and other information included in this prospectus or incorporated by reference in this prospectus, including our financial statements and related notes, before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we as of March 29, 2011 think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements incorporated by reference from documents we have filed with the Securities and Exchange Commission may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding demand and/or pricing of our products in the future; our expectation that we will generate sufficient taxable income to realize the benefits of our net deferred tax assets; the causes for the decline in the fair value of our securities and the expected timing to reach carrying value on certain of our investments; the appropriateness of our tax positions and the timing of our IRS tax audits; the timing of recognition of compensation cost related to stock options and restricted stock units; the timing of our various manufacturing ramps; the anticipated growth of our business in 2011; the resolution of disputes with our long-term solar wafer customers; the nature and extent of tax rebate programs or feed-in-tariffs in the future; the ultimate impact our legal proceedings may have on us; the charges we expect to incur, the savings we expect to realize, and the number of employees who will be affected by our announced restructurings; the anticipated effect of certain accounting pronouncements on our results of operations and financial condition; the classification of our solar energy systems as direct sales, sale-leasebacks or held systems; the sources of funding for our SunEdison business; and our statements regarding our working capital and other capital requirements for the next 12 months.

These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements.  See “Risk Factors” beginning on page 2 of this prospectus for reference to the factors that could cause actual results to differ materially.

You should not place undue reliance on such statements, which speak only as of the date that they were made.  These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SELLING STOCKHOLDERS

In connection with the acquisition of SunEdison, we have issued an additional 2,108,102 shares of our common stock as earnout merger consideration in a private placement to the selling stockholders, all of whom are “accredited investors.”  Pursuant to the registration rights agreement we entered into in connection with the merger, we are registering these shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The following selling stockholders had a material relationship with MEMC within the last three years, as more fully described below.  The remaining selling stockholders did not have a material relationship with MEMC.

-	Brian Robertson was President, Chief Financial Officer and Chief Operating Officer of SunEdison. Mr. Robertson was an employee of SunEdison from May 2004 to June 2008.

-	Christopher Cook was Senior Vice President of Market Creation of SunEdison. Mr. Cook was an employee of SunEdison from January 2005 to August 2008.

-	Jigar Shah was Chief Executive Officer and Chief Strategy Officer of SunEdison. Mr. Shah was an employee of SunEdison from October 2003 to November 2008.

-	Claire Broido-Johnson was Vice President of Renewable Energy Credits of SunEdison. Ms. Broido-Johnson was an employee of SunEdison from October 2003 to December 2008.

-
Brian Jacolick is the Senior Vice President of Global Business Development and Merger Acquisition of SunEdison and was a member of the Board of Managers of SunEdison from July 2008 to the effective time of the Merger.

-
David Buzby, who controls Buzby-Vasan Trust, was a member of the Board of Managers of SunEdison from March 2005 to the effective time of the Merger, and was the interim Chief Executive Officer of SunEdison from October 2006 to February 2007, and again from August 2008 to February 2009.

-
Mark Cirilli is the Managing Director of MissionPoint Capital Partners, an affiliate of MissionPoint SE Parallel Fund, L.P. and MissionPoint SE Alternative Parallel Fund, L.P.  Mr. Cirilli was a member of the Board of Managers of SunEdison from September 2005 to the effective time of the Merger.

-
Thomas Melone is the Chief Executive Officer of Allco American Capital Limited, LLC.  Mr. Melone was a non-voting observer of the Board of Managers of SunEdison from June 2006 to the effective time of the Merger.

-	Michael Feldman is a Managing Director of Goldman, Sachs & Co. Mr. Feldman was a member of the Board of Managers of SunEdison from January 2008 to the effective time of the Merger.

-	Martin T. Hart is the Manager of H Investment Company LLC. Mr. Hart was a member of the Board of Managers of SunEdison from October 2008 to August 2009.

-
Louis Iaconetti is an employee of HSH Nordbank AG, Cayman Islands Branch or one of its affiliates.  Mr. Iaconetti was a non-voting observer of the Board of Managers of SunEdison from June 2009 to the effective time of the Merger.  Prior to that date another employee of HSH Nordbank AG, Cayman Islands Branch or one of its affiliates was a non-voting observer of the Board of Managers of SunEdison since March 2008.

-	Christopher Moran is an employee of Applied Ventures, LLC. Mr. Moran was a non-voting observer of the Board of Managers of SunEdison from April 2008 to the effective time of the Merger.

-
Peter J. Lee is a Managing Director of Black River Asset Management, an affiliate of Black River CEI Subsidiary 6 LLC. Mr. Lee was a non-voting observer of the Board of Managers of SunEdison from September 2008 to the effective time of the Merger.

-	Cooper Schieffelin is an employee of Black River Asset Management. Mr. Schieffelin was a non-voting observer of the Board of Managers of SunEdison from May 2008 to September 2008.

-
Isaac Fehrenbach was a Principal at Greylock Partners, an affiliate of Greylock XII Principals, LLC, Greylock XII Limited Partnership Holdings LLC and Greylock XII A Limited Partnership Principals LLC.  Mr. Fehrenbach was a member of the Board of Managers of SunEdison from July 2009 to the effective time of the Merger.

-
An affiliate of Goldman, Sachs & Co. was engaged by SunEdison to serve in an advisory capacity with respect to the Merger.  Such affiliate of Goldman, Sachs & Co. was entitled to receive fees from SunEdison in connection with the closing of the Merger.

-
Goldman, Sachs & Co. was previously retained by SunEdison as its financial advisor in connection with SunEdison’s participation in the Department of Energy Loan Guarantee Program and received certain fees in connection with such engagement.

-	Rick Lavezzo was a Regional Construction Manager of SunEdison. Mr. Lavezzo was an employee of SunEdison from August 2006 to October 2009.

-	Gary Lavezzo is a Regional Construction Manager of SunEdison and has been employed at SunEdison since September 2006.

-	Angela Lavezzo was Director of Service, Europe, of SunEdison. Ms. Lavezzo was an employee of SunEdison from August 2006 to October 2009.

-	Mark Culpepper was Chief Technology Officer of SunEdison, is currently an employee of SunEdison and has been employed at SunEdison since September 2006.

-	Kevin Lapidus is Senior Vice President and General Counsel of SunEdison and has been employed at SunEdison since February 2007.

-	Carlos Domenech is President of SunEdison and has been employed at SunEdison since September 2007.

-	Karl Swanson is Director of Energy Efficiency of SunEdison and has been employed at SunEdison since January 2008.

-	Greg Tinfow is Managing Director, Software Research and Development of SunEdison and has been employed at SunEdison since January 2008.

-	Gerwin Dreesmann was General Manager, Europe of SunEdison. Mr. Dreesmann was an employee of SunEdison from January 2009 to January 2010.

-	Carole Ann Jacolick is Vice President of Global Human Resources of SunEdison and has been employed at SunEdison since February 2006.

-	Cory Robert Vaughan is a Director of Channel Program of SunEdison and has been employed at SunEdison since August 2006.

-	Matthew Alon Dickey is a Director of Public Sector of SunEdison and has been employed at SunEdison since August 2006.

-	Scott Provinse is a Director of Sales Federal Government of SunEdison and has been employed at SunEdison since June 2007.

The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by such selling stockholder immediately prior to this registration, the number of shares registered by the registration statement of which this prospectus is a part, and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming all shares covered by this registration statement are sold.  The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of our common stock are subsequently bought or sold by the selling stockholders.

Name	Beneficial Ownership Prior to the Registration	Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold
			Number	Percent
MissionPoint SE Parallel Fund, L.P.	1,608,663	537,578	1,071,085	*
Goldman, Sachs & Co.	2,187,4741	301,476	1,885,998	*
Allco American Capital Limited	595,767	179,556	416,211	*
Greylock XII Limited Partnership	483,329	145,669	337,660	*
Black River Commodity Clean Energy Investment Fund LLC	263,551	137,598	125,953	*
HSH Nordbank AG, Cayman Islands Branch	116,845	23,608	93,237	*
MissionPoint SE Alternative Parallel Fund, L.P.	137,515	45,955	91,560	*
Applied Ventures, LLC	97,980	17,922	80,058	*
Greylock XII-A Limited Partnership	53,702	16,185	37,517	*
Greylock XII Principals, LLC	28,265	8,519	19,746	*
H Investment Company LLC	46,253	27,167	19,086	*
John Weiser	22,594	6,810	15,784	*
Buzby-Vasan Trust	32,753	12,909	19,844	*
Chris Whitman	6,934	2,090	4,844	*
MAP Royalty, Inc.	4,624	1,394	3,230	*
Jigar Shah	140,575	138,141	2,434	*

1 As of February 1, 2011, 348,693 shares were owned directly by Goldman, Sachs & Co. and 1,537,305 shares were owned by affiliates of Goldman, Sachs & Co.

Name	Beneficial Ownership Prior to the Registration	Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold
			Number	Percent
James R. Zarley Trust	7,162	4,804	2,358	*
Manoj Dengla	2,605	785	1,820	*
Brian Jacolick	129,928	56,800	73,128	*
Christopher Cook	106,619	105,292	1,327	*
Brian Robertson	92,799	91,826	973	*
Claire Broido-Johnson	1,393	420	973	*
Robertson SunEdison Holdings LLC	5,182	5,182	0	-
Marbar Grantor Retained Annuity Trust I	10,927	10,927	0	-
Robertson Family Grantor Retained Annuity Trust II	5,463	5,463	0	-
The Christopher Cook Grantor Retained Annuity Trust	13,899	13,899	0	-
Jigar H. and Khushali P. Shah 2007 Irrevocable Trust Agreement dated October 23, 2007	53,708	53,708	0	-
The Claire B. Johnson Grantor Retained Annuity Trust	10,273	10,273	0	-
The Brian Jacolick Grantor Retained Annuity Trust	1,918	1,918	0	-
The Jeremy Page Grantor Retained Annuity Trust	1,918	1,918	0	-
Page Family Holdings, LLC	345	345	0	-
NVT Holdings, Inc.	342	342	0	-
David Buzby	8,824	8,824	0	-
FTF Family LLC	3,200	3,200	0	-
John W. Weiser 2008 GRAT	1,935	1,935	0	-
David Cohen	5,369	5,369	0	-

Name	Beneficial Ownership Prior to the Registration	Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold
			Number	Percent
L and L Gross Living Trust	5,369	5,369	0	-
Rick Lavezzo	6,565	6,564	0	-
Gary Lavezzo	10,358	6,564	3,794	*
Angela Lavezzo	4,491	4,491	0	-
Mark Culpepper	23,102	2,636	20,466	*
Kevin Lapidus	62,610	3,931	35,577	*
Carlos Domenech	148,710	8,527	140,183	*
New Enterprise Associates 12, Limited Partnership	31,090	31,090	0	-
Altira V SE Inc.	15,545	15,545	0	-
Karl Swanson	10,525	8,944	1,581	*
Greg Tinfow	5,400	3,272	2,128	*
Gerwin Dreesmann	19,421	19,421	0	-
Carole Ann Jacolick	17,618	2,686	14,932	*
Cory Robert Vaughan	7,316	1,369	5,947	*
Matthew Alon Dickey	7,261	1,744	5,517	*
Scott H. Provinse	1,467	142	1,325	*
Total		2,108,102

*represents less than 1%

PLAN OF DISTRIBUTION

The selling stockholders may effect from time to time sales of the common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the common stock may be sold by one or a combination of several of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions;

•	an underwritten public offering in which one or more underwriters participate;

•	put or call options transactions or hedging transactions relating to the common stock;

•	short sales;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

•	“block” sale transactions;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The common stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholders and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholders and the purchasers of the common stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. If the shares of common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholders have any definitive selling arrangement with any underwriter, broker-dealer or agent.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), provided that such sale meets the criteria and conforms to the requirements of such rule.

Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this prospectus may be considered to be an “underwriter” within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common stock hereunder other than discounts, fees of underwriters, selling brokers and dealer managers, attorneys fees incurred by the selling stockholders, and any transfer taxes payable on any shares.

In order to comply with various states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholders and any person authorized to act and who acts on behalf of the selling stockholders against liabilities relating to the registration statement, including liabilities under the Securities Act and the Exchange Act. The selling stockholders have agreed to indemnify us, our directors and officers and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC.  You may read and copy the registration statement, including the attached exhibits, and any reports, proxy statements or other information that we file at the SEC’s public reference room in Washington, D.C. at Room 1580, 100 F Street, N.E., 20549.  You can request copies of these documents by writing to the SEC and paying a duplicating charge.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities.  The SEC makes our filings available to the public on its Internet site (http://www.sec.gov).  In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that we filed separately with the SEC.  You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•
our Current Reports on Form 8-K dated January 10, 2011 and February 3, 2011, February 22, 2011, February 23, 2011, February 25, 2011, March 3, 2011, March 9, 2011, March 10, 2011, March 15, 2011, March 24, 2011, March 29, 2011 and March 29, 2011 and Current Report on Form 8-K/A dated January 24, 2011;

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the expiration of the offering.  The SEC allows us to incorporate by reference into this prospectus such documents.  You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) or any prospectus supplement to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling our director of investor relations at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements of MEMC Electronic Materials, Inc. as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 and the management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference from MEMC’s Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated by reference herein in reliance upon the report dated February 22, 2011, except as it relates to the subsequent events disclosed in Note 24, as to which the date is March 29, 2011, also incorporated by reference herein, of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.